Exhibit 99.1

Spreadtrum Announces the Receipt of Shareholder Approval for Acquisition by Tsinghua Unigroup Ltd.

SHANGHAI, CHINA – September 4, 2013 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced the results of its extraordinary general meeting of shareholders (the “EGM”) held on September 4, 2013 in respect of the Company’s pending acquisition by Tsinghua Unigroup Ltd. (“Tsinghua Unigroup”). As previously announced on July 12, 2013, Spreadtrum and Tsinghua Unigroup entered into a definitive merger agreement (the “Merger Agreement”) pursuant to which the Company will become a wholly owned subsidiary of Tsinghua Unigroup (the “Merger”) and each American depositary share (representing three ordinary shares) will be converted into the right to receive US$31.00 in cash and each ordinary share will be converted into the right to receive US$10.33 in cash.

At the EGM, shareholders constituting a quorum were present in person or by proxy and approved all of the resolutions proposed in the EGM notice, which included approval of (1) the Merger Agreement, (2) the Plan of Merger required to be filed with the Registrar of Companies in the Cayman Islands to give effect to the Merger and (3) the transactions contemplated by the Merger Agreement, including the Merger. Approximately 58% of the outstanding ordinary shares (including ordinary shares underlying outstanding American depositary shares) voted at the EGM, with approximately 99% of such voted shares voting in favor of these resolutions.

Completion of the Merger remains subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement, including antitrust clearance and other PRC regulatory approvals.

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards.  Spreadtrum's solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost.  Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world.  For more information, visit www.spreadtrum.com.

Contact: Diana Jovin, ir@spreadtrum.com, +1 650-308-8148